UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Allos Therapeutics, Inc.

(Name of Subject Company (Issuer))

Sapphire Acquisition Sub, Inc.

(Offeror)

a wholly owned subsidaiary of

Spectrum Pharmaceuticals, Inc.

(Parent of Offeror)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

019777101

(CUSIP Number of Class of Securities)

Rajesh C. Shrotriya, M.D.

Spectrum Pharmaceuticals, Inc.

11500 South Eastern Ave., Suite 240

Henderson, Nevada 89052

(702) 835-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

Copies to:

R. Scott Falk, Esq. Kirkland & Ellis LLP 300 North LaSalle Street Chicago, Illinois 60654 (312) 862-2200	Eva H. Davis, Esq. Kirkland & Ellis LLP 333 South Hope Street Los Angeles, California 90071 (213) 680-8400

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$218,545,445.26	$25,043.31

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 113,235,982 shares of Allos Therapeutics, Inc. common stock (assuming full vesting and settlement in common stock of issued and outstanding restricted stock unit awards and exercise of issued and outstanding stock options with an exercise price of less than $1.82) at a price of $1.93 per share.
(2)	Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid: $25,043.31 Form or Registration No.: Schedule TO	Filing Party: Spectrum Pharmaceuticals, Inc. Date Filed: April 16, 2012

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relating to the tender offer by Sapphire Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”), a wholly owned subsidiary of Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Allos Therapeutics, Inc., a Delaware corporation (“Allos”), at a price of $1.82 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, plus one contingent value right to receive additional consideration of $0.11 per share in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated April 13, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Items 1 through 9 and 11

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:

(1) The two paragraphs immediately following the caption titled “What is the CVR and how does it work?” in the “Summary Term Sheet” section of the Offer to Purchase are amended and restated in their entirety as follows:

“The CVR represents the non-transferable contingent right to receive, for each Share tendered in the Offer and accepted for payment, an additional $0.11 per Share in cash, without interest and less any applicable withholding taxes, if (1) the Marketing Authorisation Application (the “MAA”) for FOLOTYN® is approved by the European Medicines Agency (the “EMA”) for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma (“PTCL”) in Europe by December 31, 2012 and (2) the first reimbursable commercial sale of FOLOTYN is achieved in at least three of the specified major markets in the European Union by December 31, 2013. In January 2012, the EMA Committee for Medicinal Products for Human Use (“CHMP”) issued an opinion recommending against conditional approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL. Allos submitted a request for re-examination of the CHMP opinion in January 2012. On April 20, 2012, the CHMP confirmed its previous negative opinion on the MAA for FOLOTYN. Allos is reviewing the CHMP opinion and is evaluating its potential options for continuing to pursue regulatory approval of FOLOTYN in Europe as a treatment for relapsed or refractory PTCL.

In addition to the terms and conditions described above, the CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Allos or us. No interest will accrue or be payable in respect of any of the amounts that may become payable on the CVRs. For more information on the CVRs, see Section 11—“The Merger Agreement; Other Agreements.””

(2) The eighth paragraph in Section 7—“Certain Information Concerning Allos” of the Offer to Purchase is amended and restated in its entirety as follows:

“In December 2010, Allos’ MAA seeking approval to market FOLOTYN for the treatment of patients with relapsed or refractory PTCL was accepted for review by the European Medicines Agency (the “EMA”). The MAA is based on updated clinical data from Allos’ PROPEL trial described above. In January 2012, the EMA Committee for Medicinal Products for Human Use, or CHMP, issued an opinion recommending against conditional approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL. Allos submitted a request for re-examination of the CHMP opinion in January 2012. On April 20, 2012, the CHMP confirmed its previous negative opinion on the MAA for FOLOTYN. Allos is reviewing the CHMP opinion and is evaluating its potential options for continuing to pursue regulatory approval of FOLOTYN in Europe as a treatment for relapsed or refractory PTCL. Under the Mundipharma Collaboration Agreement, if the MAA is approved by the EMA on or before December 31, 2012, Allos would receive a milestone payment from Mundipharma of $14.5 million, and, if Mundipharma achieves the first reimbursable commercial sale of FOLOTYN in at least three major market countries in the European Union, Allos would receive an additional milestone payment from Mundipharma of $10.0 million.”

(3) The first paragraph in Section 9—“Source and Amount of Funds” of the Offer to Purchase is amended and restated in its entirety as follows:

“The Purchaser estimates that approximately $205 million will be required to purchase all of the Shares pursuant to the Offer and to complete the Merger (which estimate includes payment by Allos of approximately $11 million in respect of outstanding in-the-money options and restricted stock units) and approximately an additional $3 million to pay estimated transaction fees and expenses, for a total amount to be paid upon completion of the Offer and the Merger equal to approximately $208 million. The Purchaser further estimates that it would need approximately an additional $13 million to pay the amounts that will become due under the CVRs if both specified milestones are met. Parent will provide the Purchaser with sufficient funds to purchase all Shares properly tendered in the Offer and to provide funding for the Merger and the other transactions contemplated by the Merger Agreement, including payment of transaction expenses and amounts due under the CVRs, as needed. To pay for the estimated aggregate $221 million needed to fund the Offer (including transaction expenses and assuming that the CVR milestones are met), the Purchaser and Parent expect that (i) Parent will obtain $50 million in funding from the credit facility described below, (ii) Allos will pay the approximately $11 million owed in respect of outstanding in-the-money options and restricted stock units upon completion of the Merger out of its cash on hand and (iii) all remaining amounts necessary to complete the Offer and the Merger and pay transaction fees and expenses shall be paid from Parent’s cash on hand.”

(4) The eleventh paragraph in the subsection captioned “Allos’ Further Consideration of Strategic Alternatives and the Merger Agreement” of Section 10—“Background of the Offer; Past Contacts or Negotiations with Allos” is amended and restated in its entirety as follows:

“In addition, in January 2012, the CHMP issued an opinion recommending against conditional approval of FOLOTYN for the treatment of patients with relapsed or refractory PTCL. Allos submitted a request for re-examination of the CHMP opinion in January 2012. On April 20, 2012, the CHMP confirmed its previous negative opinion on the MAA for FOLOTYN. Allos is reviewing the CHMP opinion and is evaluating its potential options for continuing to pursue regulatory approval of FOLOTYN in Europe as a treatment for relapsed or refractory PTCL.”

(5) The following sentences are inserted as the last sentences in the last paragraph of the subsection captioned “Tender and Voting Agreements” in Section 11—“The Merger Agreement; Other Agreements” of the Offer to Purchase:

“Pursuant to the Tender Agreement, Parent shall reimburse each Significant Stockholder up to $25,000 for its reasonable fees and expenses in connection with the negotiation, execution and delivery of the Tender Agreement and the transactions contemplated by the Merger Agreement. The only fees and expenses for which Parent anticipates reimbursing Significant Stockholders pursuant to this provision are the legal fees and expenses of such stockholders’ outside legal counsel.”

(6) The final bullet point in Section 15—“Certain Conditions of the Offer” of the Offer to Purchase is amended and restated in its entirety as follows:

“• the Purchaser and Allos shall have agreed in writing that the Purchaser shall terminate the Offer in order to pursue the Merger by seeking stockholder approval at an Allos stockholders’ meeting or postpone the acceptance for payment of Shares in the event that at any scheduled Expiration Date the Purchaser extends the Offer in accordance with the terms of the Merger Agreement.”

(7) The following paragraphs are inserted as the last paragraphs in the subsection captioned “Certain Litigation” in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

On April 20, 2012, an amended class action complaint was filed in the Delaware Court of Chancery in the matter captioned Keucher v. Berns, et al., C.A. No. 7419-VCN (the “Amended Keucher Complaint”), adding allegations that the Schedule 14D-9 contains inadequate, incomplete and/or misleading disclosures. The foregoing description of the Amended Keucher Complaint does not purport to be complete and is qualified in its entirety by reference to the Amended Keucher Complaint, which is filed as Exhibit (a)(1)(K) to the Schedule TO and is incorporated herein by reference.

On April 20, 2012, a verified second amended class action complaint for breach of fiduciary duty (the “In re Allos Complaint”) was filed in the Delaware Court of Chancery in the matter captioned In re Allos Therapeutics, Inc. Shareholders Litigation, C.A. No. 6714-VCN. The In re Allos Complaint replaces the verified amended class action complaint that had alleged that Allos and its directors breached their fiduciary duties in connection with the proposed merger with AMAG. The In re Allos names as defendants Allos, the members of the Company Board, as well as Parent and the Purchaser. The plaintiff alleges that Allos’ directors breached their fiduciary duties to Allos’ stockholders in connection with the proposed merger between Allos and Parent, and were aided and abetted by Allos, Parent and the Purchaser. The In re Allos Complaint alleges that the merger involves an unfair price and an inadequate sales process, unreasonable deal protection devices, that defendants entered into the transaction to benefit themselves personally, and that the Schedule 14D-9 contains inadequate, incomplete and/or misleading disclosures. The In re Allos Complaint seeks injunctive relief, including to enjoin the merger, attorneys’ and other fees and costs, and other relief. The foregoing description of the In re Allos Complaint does not purport to be complete and is qualified in its entirety by reference to the In re Allos Complaint, which is filed as Exhibit (a)(1)(L) to the Schedule TO and is incorporated herein by reference.

(8) The first paragraph in the subsection captioned “United States Antitrust Compliance” in Section 16—“Certain Legal Matters; Regulatory Approvals” is amended and restated in its entirety as follows:

“United States Antitrust Compliance. Parent filed a Premerger Notification and Report Form in connection with the Offer with the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the U.S. Federal Trade Commission (the “FTC”) on April 9, 2012. Allos filed its Premerger Notification and Report Form with the Antitrust Division and the FTC on April 9, 2012. In consultation with the FTC, Parent withdrew its Premerger Notification and Report Form on April 23, 2012 and refiled its Premerger Notification and Report Form on April 24, 2012. Consequently, the required waiting period with respect to the Offer will expire on May 9, 2012 at 11:59 PM New York City time, prior to the initial expiration date of the Offer, unless the waiting period is terminated or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to that time.”

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(1)(K)	Amended Complaint, filed in the Court of Chancery of the State of Delaware, captioned Keucher v. Berns et al. (incorporated by reference to Exhibit (g)(3) to Amendment No. 2 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 24, 2012)
(a)(1)(L)	Second Amended Class Complaint, filed in the Court of Chancery of the State of Delaware, captioned In re Allos Therapeutics, Inc. Shareholders Litigation (incorporated by reference to Exhibit (g)(4) to Amendment No. 2 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 24, 2012)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2012

SAPPHIRE ACQUISITION SUB, INC.

By:	/s/ Brett L. Scott
Name:	Brett L. Scott
Title:	Chief Financial Officer

SPECTRUM PHARMACEUTICALS, INC.

By:	/s/ Brett L. Scott
Name:	Brett L. Scott
Title:	Senior Vice President and Acting Chief Financial Officer

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 13, 2012*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on April 13, 2012 in the New York Times*

(a)(1)(G)	Joint Press Release issued April 5, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report of Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

(a)(1)(H)	Complaint filed in the United States District Court for the District of Colorado, captioned Radmore v. Allos Therapeutics, Inc., et al. (incorporated by reference to Exhibit (g)(1) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012)*

(a)(1)(I)	Complaint filed in the Court of Chancery of the State of Delaware, captioned Keucher v. Berns et al. (incorporated by reference to Exhibit (g)(2) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012)*

(a)(1)(J)	Press Release issued by Spectrum Pharmaceuticals, Inc. on April 16, 2012*

(a)(1)(K)	Amended Complaint, filed in the Court of Chancery of the State of Delaware, captioned Keucher v. Berns et al. (incorporated by reference to Exhibit (g)(3) to Amendment No. 2 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 24, 2012)

(a)(1)(L)	Second Amended Class Complaint, filed in the Court of Chancery of the State of Delaware, captioned In re Allos Therapeutics, Inc. Shareholders Litigation (incorporated by reference to Exhibit (g)(4) to Amendment No. 2 to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 24, 2012)

(d)(1)	Agreement and Plan of Merger, dated as of April 4, 2012, among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and Allos Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

(d)(2)	Form of Contingent Value Rights Agreement to be entered into by and among the Allos Therapeutics, Inc., Spectrum Pharmaceuticals, Inc. and a Rights Agent to be designated (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

(d)(3)	Form of Voting and Tender Agreement among Spectrum Pharmaceuticals, Inc., Sapphire Acquisition Sub, Inc. and the stockholders set forth therein (incorporated by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by Spectrum Pharmaceuticals, Inc. with the Securities and Exchange Commission on April 5, 2012)*

(d)(4)	Commitment Letter, dated as of April 4, 2012, among Spectrum Pharmaceuticals, Inc., Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated*

(d)(5)	Confidentiality Agreement, dated as of September 23, 2011, by and among Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012)*

(d)(6)	Letter Agreement, dated as of March 19, 2012, between Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(5) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012*

(d)(7)	Letter Agreement, dated as of March 30, 2012, between Allos Therapeutics, Inc. and Spectrum Pharmaceuticals, Inc. (incorporated by reference to Exhibit (e)(6) to the Schedule 14D-9 filed by Allos Therapeutics, Inc. with the Securities and Exchange Commission on April 16, 2012*

*	Previously filed.